UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2018	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, November 8, 2018 — On November 8, 2018, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 23rd meeting of its 8th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	The Company’s consolidated financial statements of Q3 2018;

(2)	Capital reduction in connection with the cancellation of redeemed restricted employee shares; and

(3)

The appointment of Mr. Jesse Huang, a vice president of New Product Development Management Center of the Company, to replace Mr. Lafair Cho as the spokesperson for the Company from November 8, 2018 and onward. Mr. Huang has more than 20 years’ experience at the Company.

On matter (2), the Board resolved that due to the resignation of employees who were previously granted restricted shares, a total of 40,825 common shares have been forfeited in accordance with the Company’s “Regulations of the Issuance of Restricted Shares”, and therefore, the Company will cancel these 40,825 common shares, representing 0.01% of the share capital, through a capital reduction in the amount of NT$408,250. The capital reduction record date is November 15, 2018. The share capital of the Company after the capital reduction will be NT$7,528,576,820.